Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF NOVEMBER 4, 2019 DATE, TIME AND PLACE: On November 4, 2019, at 5:00 p.m, at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo (SP). CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members, with the participation of the Directors as permitted by item 6.7.1 of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: Once the meeting started, the Directors examined the financial statements for the period from January to September 2019, which then received: (i) a favorable opinion from the Fiscal Council; and (ii) an unqualified opinion from the independent auditors. After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them, and authorizing their disclosure by means of their submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, and SEC – U.S. Securities and Exchange Commission, and NYSE – New York Stock Exchange (these last two in the U.S.). CONCLUSION: With the work of the meeting concluded, Ms. Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which were read, approved and signed by all. São Paulo (SP), November 4, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Board Members. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF NOVEMBER 4, 2019 DATE, TIME AND PLACE: On November 4, 2019, at 5:00 p.m, at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo (SP). CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members, with the participation of the Directors as permitted by item 6.7.1 of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: Once the meeting started, the Directors examined the financial statements for the period from January to September 2019, which then received: (i) a favorable opinion from the Fiscal Council; and (ii) an unqualified opinion from the independent auditors. After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them, and authorizing their disclosure by means of their submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, and SEC – U.S. Securities and Exchange Commission, and NYSE – New York Stock Exchange (these last two in the U.S.). CONCLUSION: With the work of the meeting concluded, Ms. Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which were read, approved and signed by all. São Paulo (SP), November 4, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Board Members. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations